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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             Date: February 12, 2007

                        Commission File Number: 001-32305

                                    CORPBANCA
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                 (Translation of registrant's name into English)

                         Huerfanos 1072, Santiago, Chile
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                     (Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F [X]              Form 40-F [ ]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes [ ]                    No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

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     On February 9, 2007, Corpbanca published a notice (the "Notice") announcing its upcoming Ordinary Shareholders' Meeting scheduled for February 27, 2007 in the Chilean newspaper Diario La Tercera. The Notice will be republished on February 14, 2007, and February 15, 2007. In addition to publication, the Notice was sent to the Santiago Stock Exchange (Bolsa de Comercio de Santiago), the Valparaiso Stock Exchange (Bolsa de Comercio de Valparaiso), and the Chilean Electronic Exchange (Bolsa Electronica de Chile).

     A copy of the unofficial English language translation of the notice is attached hereto as Exhibit 99.1.
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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  February 12, 2007


                                                 CORPBANCA


                                                 By:  /s/ Mario Chamorro Carrizo
                                                      --------------------------
                                                 Name:  Mario Chamorro Carrizo
                                                 Title: Chief Executive Officer
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                                  EXHIBIT INDEX

Exhibit   Description
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99.1      Unofficial English language translation of CORPBANCA'S announcement of its upcoming Ordinary Shareholders' Meeting scheduled for February 27, 2007, published on February 9, 2007, in the Chilean newspaper Diario
          La Tercera.